AB 3/21/06

3/22

06004828

SECU... ...MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44162

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED ... WASH. D.C. ... SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Syndicated Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Ocean Avenue, Suite 210
(No. and Street)

Santa Monica (City) California (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Faith Lee (310) 393-1424
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 5/1/06

OATH OR AFFIRMATION

I, Faith Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Syndicated Capital, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed)to before me
this 2nd day of February, 2006

Ellen S. Rubin
Notary Public

[Signature]
Signature

President
Title

ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Syndicated Capital, Inc.

We have audited the accompanying statement of financial condition of Syndicated Capital, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Syndicated Capital, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc
Certified Public Accountants

Northridge, California
February 3, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Syndicated Capital, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 513,897
Receivable from clearing firms	253,541
Commissions receivable	90,092
Deposits with clearing organizations	987,103
Receivable from non-customers	14,101
Marketable securities, at market value	228,282
Securities, not readily marketable	19,421
Equipment, net	5,344
Prepaid expenses	37,362
Prepaid taxes	11,300
Total assets	$ 2,160,443

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 8,353
Commissions payable	168,981
Related party payable	100,000
Securities sold, not yet purchased	2
Subordinated note payable, including interest payable	374,550
Total liabilities	651,886
Stockholder's equity	
Common stock, $1 par value, 200,000 shares authorized, 112,000 shares issued, and outstanding	112,000
Additional paid-in capital	450,000
Retained earnings	946,557
Total stockholder's equity	1,508,557
Total liabilities and stockholder's equity	$ 2,160,443

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Income
For the Year Ended December 31, 2005

Revenue	
Commissions	$ 2,664,759
Interest and dividend income	168,471
Realized gains (losses)	121,894
Other income	194,795
Total revenue	3,149,919
Expenses	
Employee compensation and benefits	389,933
Commissions and floor brokerage	2,079,124
Communications	5,183
Occupancy and equipment rental	91,604
Interest	115,823
Taxes, other than income taxes	27,378
Other operating expenses	309,740
Total expenses	3,018,785
Income (loss) before taxes	131,134
Income tax provision	2,845
Net income (loss)	$ 128,289

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance on January 1, 2005	$ 112,000	$ 450,000	$ 818,268	$1,380,268
Net income (loss)	–	–	128,289	128,289
Balance on December 31, 2005	$ 112,000	$ 450,000	$ 946,557	$1,508,557

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2005

	Subordinated Loan Payable	Subordinated Interest Payable	Total Subordinated debt
Balance at January 1, 2005	$ 330,000	$ 14,850	$ 344,850
Additions (Reductions)	–	29,700	29,700
Balance at December 31, 2005	$ 330,000	$ 44,550	$ 374,550

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 128,289
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 3,144	
(Increase) decrease in:		
Receivable from clearing firm	(109,140)	
Deposits with clearing organizations	(211,843)	
Commissions receivable	14,395	
Marketable securities, at market value	(103,003)	
Prepaid expenses	(1,945)	
Receivable from non-customers	72,368	
Prepaid taxes	(11,300)	
(Decrease) increase in:		
Accounts payable	(39,548)	
Securities sold, not yet purchased	(20,101)	
Payable to brokers and dealers	(37,223)	
Income taxes payable	(4,976)	
Subordinated interest payable	29,700	
Total adjustments		(419,472)
Net cash and cash equivalents provided by (used in) operating activities		(291,183)
Cash flows from investing activities:		
Purchase of securities not readily marketable	(19,200)	
Net cash and cash equivalents provided by (used in) investing activities		(19,200)
Cash flows from financing activities:		
Proceeds from related party loan	100,000	
Net cash and cash equivalents provided by (used in) financing activities		100,000
Net increase (decrease) in cash and cash and cash equivalents		(210,383)
Cash and cash equivalents at beginning of year		724,280
Cash and cash equivalents at end of year		$ 513,897

Supplemental disclosure of cash flow information:

Cash paid during the year for

Income taxes	$ 17,376
Interest	$ 86,123

The accompanying notes are an integral part of these financial statements.

Syndicated Capital, Inc.
Notes to Financial Statements
December 31, 2005

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Syndicated Capital, Inc. (the "Company") is registered as an introducing broker-dealer of securities under the Securities and Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by clearing firms. The Company does not hold customer funds and/or securities.

The Company primarily earns commissions through the sale of equities and mutual funds. The Company has about 1,000 clients located through out the United States. No one client comprises a significant revenue source.

The Company helps distribute a mutual fund for which the investment advisory firm (See Note 9) is an investment advisor.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with the related commission revenues and expenses also recorded on a settlement date basis, except for propriety investment transactions, which are recorded on a trade date basis.

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising cost are expensed as incurred.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has entered into a clearing agreement with Pershing, LLC, a BNY Securities Group Co., who carries the accounts of the customers of the Company. A condition of this agreement is that the Company establish a deposit account with Pershing, having a market value of at least $100,000. The Company has deposited $100,796 as security for its transactions with them for the year ended December 31, 2005. The Company also maintains other cash and money market accounts at the clearing organization.

The Company entered into a similar agreement with Wedbush Morgan Securities, whereby the Company is required to maintain a deposit with them having a market value of at least $100,000. The Company has deposited $880,439 as security for its transactions with them for the year ended December 31, 2005. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: RECEIVABLE FROM NON-CUSTOMERS

Amounts consist of various receivables from current and former brokers and a related party, which are unsecured, non-interest bearing and due on demand. The account is recorded net of an allowance for bad debts of $146,845, due to the default on a note receivable from a former broker.

The net balance of $14,101 at December 31, 2005, is a non-allowable asset for net capital purposes.

Note 4: MARKETABLE SECURITIES, AT MARKET VALUE

Securities, at market value consisted of the following at quoted market values:

NASD stock	$ 140,720
Mutual funds	86,019
Asset backed securities	1,543
Total	$ 228,282

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consists of an investment in fractional shares of Depository Trust & Clearing Corporation ("DTCC") common stock and a voting trust certificate for shares of NASDAQ Stock Market, Inc. The Company is carrying the DTCC stocks at their cost of $221 and the voting trust certificate at its cost of $19,200.

Note 6: EQUIPMENT, NET

Equipment as of December 31, 2005 consisted of the following:

		Life in years	Method
Equipment	$ 17,131	5	Straight-line
Less accumulated depreciation	(11,787)		
	$ 5,344		

Depreciation expense for the year ended December 31, 2005 is $3,144.

Note 7: SUBORDINATED NOTE PAYABLE

The borrowings under subordination loan agreements at December 31, 2005 are listed as follows:

Liabilities subordinated to the claims of general creditors:	
Interest at 9% due June 30, 2007	$ 330,000
Accumulated subordinated interest payable	44,550
Total subordinated debt	$ 374,550

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 7: SUBORDINATED NOTE PAYABLE (Continued)

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. On June 30, 2005, there was an amendment approved by the NASD to extend the maturity date from June 30, 2005 to June 30, 2007.

Note 8: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided.

The tax provision at December 31, 2005 consisted of the following:

California	$ 800
Other states	2,045
Total income tax provision	$ 2,845

Note 9: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with an investment advisory firm whose chairman is the Company's president and sole stockholder. The Company receives less than 1% of its revenue from this investment advisory firm

For the year ended December 31, 2005, the Company paid the investment advisory firm the following:

Occupancy and equipment rental	$ 47,917
Other operating expenses	69,620
Total	$ 117,537

On December 31, 2005 the Company had a payable to one of its brokers. The broker has deposited $100,000 with the Company's clearing firm. The proceeds associated with the payable are included in cash and cash equivalents.

Note 10: <u>COMMITMENTS AND CONTINGENCIES</u>

In the receivable from non-customers, the Company has established an allowance for bad debt for a promissory note of $100,435 and an advance of $46,410, that the Company may not be able to receive.

The Company was named in two NASD arbitration hearings. There are many legal issues, one of which concerns a former broker/dealer of the Company. The outcome of the arbitrations are uncertain at this time. Accordingly, no adjustments have been made to these financials for these arbitrations.

Note 11: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 12: <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $1,680,196, which was $1,580,196 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($277,334) to net capital was 0.17 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $4,974 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 1,675,222
Adjustments:		
Retained earnings	$ 3,089	
Non-allowable assets	1,885	
Total adjustments		4,974
Net capital per audited statements		$1,680,196

Syndicated Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholder's equity		
Common stock	$ 112,000	
Additional paid-in capital	450,000	
Retained earnings	946,557	
Total stockholder's equity		$ 1,508,557
Add: Liabilities subordinated to the claims of general creditors		
Subordinated loan	330,000	
Subordinated interest payable	44,550	
Total allowable subordinated liabilities		374,550
Total stockholder's equity and allowable subordinated liabilities		1,883,107
Less: Non-allowable assets		
Commissions receivable, greater than 30 days	(82,143)	
Receivable from non-customers	(14,101)	
Furniture & equipment, net	(5,344)	
Securities, not readily marketable	(19,421)	
Prepaid taxes	(11,300)	
Prepaid expenses	(37,363)	
Total non-allowable assets		(169,672)
Net capital before haircuts		1,713,435
Less: Haircuts		
Haircuts on marketable securities	(21,225)	
Haircuts on mutual funds	(7,742)	
Haircuts on money markets	(4,272)	
Total haircuts		(33,239)
Net capital		1,680,196
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 18,489	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 1,580,196
Ratio of aggregate indebtedness to net capital	0.17:1	

There was a $4,974 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 13.

See independent auditor's report.

Syndicated Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Syndicated Capital, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Syndicated Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Syndicated Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Syndicated Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Syndicated Capital, Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Syndicated Capital, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & CareSM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc

Breard & Associates, Inc
Certified Public Accountants

Northridge, California
February 3, 2006